Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342
Tel: 818/362-8391 Fax: 818/367-5379
May 4, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549
Attn: Ameen Hamady and Kristi Marrone

Re:	Tutor Perini Corporation
Form 10-K for the year ended December 31, 2020
Response dated April 20, 2021
File No. 001-06314

Ladies and Gentlemen:

Set forth below is the response of Tutor Perini Corporation (the “Company”) to the letter dated May 4, 2021 containing further comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

For ease of reference, the Staff’s comment is reproduced below in bold.

Form 10-K for the year ended December 31, 2020

Note 7. Financial Commitments, page F-27

1.We note your response to comment 1. In future filings, please ensure your disclosures clearly disclose any gains or losses that may have resulted from the extinguishment, including where the gains or losses are presented in your financial statements.

Response:

In future filings, the Company will ensure that our disclosures clearly disclose any gains or losses that may have resulted from the extinguishment of debt, including where the gains or losses are presented in our financial statements.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley
Gary G. Smalley
Executive Vice President and Chief Financial Officer
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